SembCorp Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

11 December 2007

08000316

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JAN 2 3 2008
THOMSON FINANCIAL

Jessica Tan
Grp Corporate Secretariat

Encs

dlw 1/22

C:jesstan/SgxnetAnn/SECltr

Co Regn No: 199802418D

SENIOR MINISTER GOH CHOK TONG LEADS GROUNDBREAKING FOR SEMBCORP'S NEW INDUSTRIAL TOWNSHIP IN NORTHERN VIETNAM

- ***The project represents Sembcorp's entry into North Vietnam, showcases its new improved integrated industrial township model***

December 11, 2007 – Sembcorp's industrial parks joint venture, Vietnam Singapore Industrial Park and Township Development Joint Stock Company (VSIP JSC), hosted a groundbreaking ceremony to kick-start the construction of the Vietnam Singapore Industrial Park (VSIP) located in Bac Ninh Province, North Vietnam, this morning. Jointly developed by a Singapore consortium led by Sembcorp Parks, and Vietnam's state-owned Becamex Corporation, the VSIP-Bac Ninh project is the third in the series of Vietnam Singapore Industrial Parks.

In the opening speech delivered by Ms. Low Sin Leng, Executive Chairman of Sembcorp Parks and Co-Chairman of VSIP JSC, she said "This time last year, we were travelling around, scouting for a site to locate our third VSIP project in Vietnam and our first in Northern Vietnam. The speedy development of this new project leading to today's event is a best testimony of the strong support given by the Vietnam government and Bac Ninh local authorities, as well as a reflection of our confidence in Vietnam's robust economy."

Guests of Honour Senior Minister Goh Chok Tong and Vietnam Deputy Prime Minister Hoang Trung Hai delivered speeches and tossed the first shovels of earth as a symbolic start of construction.

Senior Minister Goh has played a key role in the VSIP's success. Whilst the Prime Ministers of Singapore and Vietnam respectively, he and Mr. Vo Van Kiet, mooted the VSIP in 1994 as a joint collaboration between the two countries. In May 1996, both leaders broke ground for the first VSIP project in Binh Duong Province, South Vietnam.

The VSIP projects have since developed into a showcase of Vietnam-Singapore economic collaboration. In September 2006, Prime Ministers Lee Hsien Loong of Singapore and Nguyen Tan Dung of Vietnam officiated at the 10th anniversary celebrations of VSIP I and witnessed the launch of VSIP II. Having expanded from its original 500 hectares to 845 hectares currently, the parks have successfully attracted some 347 foreign as well as local manufacturing companies who have brought in more than US$2 billion worth of investments. About 75,000 jobs in the Binh Duong province will be created once all companies are fully operational by end 2008.

Now, the new VSIP-Bac Ninh project in the north will showcase the developer's first modern industrial township in Vietnam. The industrial township model is akin to a city within an industrial park and represents an improvement over traditional industrial parks in terms of urban planning and facilities.

The 700-hectare VSIP-Bac Ninh project will contain separately zoned industrial as well as residential and commercial areas, measuring 500 and 200 hectares respectively. It will contain improved facilities such as high-rise condominium accommodation, villas, retail mall, as well as an educational institution, office buildings and banking facilities. As the first such premium industrial township in Northern Vietnam, VSIP-Bac Ninh is well-placed to meet increasing demands for quality industrial, commercial and residential developments by international manufacturers from the electronics, electrical and pharmaceutical industries.

VSIP – Bac Ninh's other key advantages centre around its strategic location and highway links to major facilities. Upon the completion of Highway 1B by end 2008, it will take just 15 minutes to reach Hanoi City. Noi Bai International Airport is 40 kilometres away, while the north's deep sea Port of Hai Phong is 120 kilometres away. The closest Vietnam-Chinese border is the Lang Son-Guangxi border just 3 hours away.

"We are very excited about VSIP-Bac Ninh as it is our first integrated industrial park and township concept in Vietnam, offering a world-class manufacturing, residential and commercial environment for multi-national companies and local leading enterprises. When successfully executed, it will change the landscape of Bac Ninh Province and provide a more vibrant lifestyle for Vietnamese and foreign investors in Hanoi," added Ms Low.

The 700 hectare VSIP-Bac Ninh is currently open for booking. Fifteen companies have already taken up 130 hectares of land for production and commercial development. Amongst these companies are the component suppliers to notable home office appliance manufacturers. VSIP-Bac Ninh will be ready for occupancy in the fourth quarter of 2008.

- END –

Analysts and media, please contact:

Aleve CO
Assistant Manager
Group Corporate Relations
Sembcorp Industries Ltd
DID: +65 6723 3011
Email: aleve.co@sembcorp.com.sg

Mary Ann CHAN
Assistant Manager
Corporate Relations
Sembcorp Parks Management Pte Ltd
DID: +65 6329 2542
Email: mary.anncye@sembpark.com.sg

About Sembcorp Industries

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities & energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine & offshore engineering and also a provider of industrial park and environmental management services in the region.

SembCorp Industries has total assets of over S$8.5 billion and employs more than 7,500 employees. Listed on the main board of the Singapore Exchange, Sembcorp Industries is a component stock of the Straits Times Index and several MSCI indices.

About Sembcorp Parks Holdings

Sembcorp Parks Holdings is a wholly-owned subsidiary of Sembcorp Industries. It owns, develops, markets and manages renowned industrial parks in Indonesia (Batam & Bintan), China (Wuxi) and Vietnam (Binh Duong). It is recognised as one of the leading integrated industrial space providers in Southeast Asia, given its ability to attract a pool of global customers due to its industrial park management and investment promotion expertise.

In 1996, Sembcorp Parks established its first VSIP project with a 500 hectare plot in Binh Duong Province. In 2006, it invested in another 345 hectare plot to develop VSIP II in the Binh Duong New Township. Vietnam Singapore Industrial Park JV Co. was incorporated to manage the projects with 51% share held by a Singapore Consortium led by Sembcorp Parks and the remaining 49% share held by a Vietnamese state-owned enterprise Becamex IDC. SembCorp Parks holds a 79.29% stake in the Singapore Consortium.

On 9 July 2007, Sembcorp Parks entered into a new joint venture to establish VSIP-Bac Ninh. Vietnam Singapore Industrial Park and Township Development Joint Stock Company is incorporated to manage this project with 40.31% share effectively held by Sembcorp Parks.

END